June 5, 2015

VIA ELECTRONIC FILING

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Advisors Preferred Trust, File Nos. 333-184169 and 811-22756

Ladies and Gentlemen:

On behalf of Advisors Preferred Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 42 to the Trust's Registration Statement on Form N-1A (the "Amendment"). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Quantified Managed Bond Fund, the Quantified All-Cap Equity Fund, the Quantified Market Leaders Fund and the Quantified Alternative Investment Fund, each a series of the Trust. The main purpose of the filing is to register Advisor Class shares of each fund and to change the investment objective and name of the Quantified Managed Bond Fund to the Quantified Managed Income Fund, as well as make related amendments to the principal investment strategies and risks of the newly-named fund.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (614) 469-3265 or Parker D. Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Parker D. Bridgeport